UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42579

Lianhe Sowell International Group Ltd

(Translation of registrant’s name into English)

RM1502, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Best Efforts Offering

On September 3, 2026, Lianhe Sowell International Group Ltd (the “Company”) priced a best effort public offering for the sale of units as described below for aggregate gross proceeds to the Company of approximately $11 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering is comprised of 7,638,889 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.0016 per share (the “Class A Ordinary Shares”) and three warrants, each to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units is $1.44 per Unit. Each of the Warrants will have an exercise price of $1.66 per Class A Ordinary Share and will be exercisable beginning on the date of the issuance and expire six months from the date of issuance.

The securities in the offering were being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333- 298425), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2026 and declared effective by the SEC on August 31, 2026.

On September 1, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with R. F. Lafferty & Co., Inc. (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to seven percent (7.0%) of the gross proceeds in the offering, a non-accountable expenses allowance of one percent (1.0%) of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $100,000.

Pursuant to the Securities Purchase Agreement and the Placement Agency Agreement, each of Company’s officers, and directors of the Company’s share capital shall deliver to the Placement Agent an executed lock-up agreement. Under these agreements, these parties have agreed, subject to specified exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, the economic consequences of ownership of such securities, during the period commencing on the date the Securities Purchase Agreement was signed and ending 90 days after the closing date, without the prior consent of the Placement Agent.

The offering was closed on September 3, 2026. The Company intends to use 40% of the net proceeds from the offering to fund the research and development for new products and relevant market expansion and 60% for the general working capital purposes and other general corporate purposes.

The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification.

Exhibit Number	Description
4.1	Form of Warrant
10.1	Form of Security Purchase Agreement
10.2	Placement Agency Agreement, dated September 1, 2026
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd.

Date: September 4, 2026	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer

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